UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___
Note: Regulation S-T Rule 101(b)(7) only permits the submession in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit I is a press release dated July 8, 2009 of Diana Shipping Inc. (the “Company”) announcing that it has scheduled its second quarter 2009 earnings release and conference call.

Exhibit I

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. SCHEDULES SECOND QUARTER 2009
EARNINGS RELEASE AND CONFERENCE CALL

ATHENS, GREECE, July 8, 2009 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that its financial results for the second quarter ended June 30, 2009 are scheduled to be released before the opening of the U.S. financial markets on Thursday, August 6, 2009.

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Daylight Time) on Thursday, August 6, 2009.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-870-4399 (for U.S.-based callers) or 1-706-679-6101 (for international callers), and providing the operator with the Conference ID number 19061209.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com.  A telephone replay will be available by dialing 1-800-642-1687 (for U.S.-based callers) or 1-706-645-9291 (for international callers), and providing the Conference ID number 19061209.

About the Company
Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 8, 2009	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 1011633